Exhibit 99.3

ANNUAL INFORMATION FORM

POSTMEDIA NETWORK CANADA CORP.

November 25, 2015

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
CERTAIN REFERENCES, FORWARD-LOOKING STATEMENTS AND INDUSTRY INFORMATION	4
CORPORATE STRUCTURE	7
Name, Address, Incorporation and Constating Documents	7
Intercorporate Relationships	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
History of the Corporation	8
OVERVIEW OF THE BUSINESS	9
General	9
Newsmedia Operations	10
Functional Operations	14
Competitive Conditions	18
Components	19
Intangible Properties	19
Cycles	20
Environmental Protection	20
Employees	20
Regulation	20
RISK FACTORS	21
DIVIDENDS	21
DESCRIPTION OF CAPITAL STRUCTURE	21
General	21
Rights upon Liquidation, Dissolution or Winding-Up	22
Voting Shares	22
Variable Voting Shares	23
Coattail Provision	23
Declaration as to Canadian Status	24
SHAREHOLDER RIGHTS PLAN	24
INDEBTEDNESS	30
MARKET FOR SECURITIES	32
Trading Price and Volume	32
DIRECTORS AND OFFICERS	33
Name, Occupation and Security Holding	33
Biographies	34
Cease Trade Orders or Bankruptcies	37
Penalties or Sanctions	39
Conflicts of Interest	39
Share Ownership Guidelines	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39
Legal Proceedings	39

(i)

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
TRANSFER AGENT AND REGISTRAR	41
MATERIAL CONTRACTS	41
INTERESTS OF EXPERTS	42
AUDIT COMMITTEE INFORMATION	42
ADDITIONAL INFORMATION	44

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE

(ii)

GLOSSARY OF TERMS

In this Annual Information Form, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

“ABL Collateral” means the accounts receivable, cash and cash equivalents, inventory and related assets of Postmedia Network Inc. and the guarantors, which constitute collateral for the ABL Facility on a first-priority basis, for the First-Lien Notes on a second-priority basis and for the Second-Lien Notes on a third-priority basis.

“ABL Facility” has the meaning ascribed to such term under “Indebtedness – ABL Facility”.

“Annual Information Form” means this annual information form.

“Board” means the board of directors of Postmedia Network Canada Corp.

“Business Day” means a day on which banks are open for business in Toronto, but does not include a Saturday, Sunday or a holiday in the Province of Ontario.

“CBCA” means the Canada Business Corporations Act.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Canso” has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Canwest Global” means Canwest Global Communications Corp., a corporation incorporated under the laws of Canada and the indirect parent company of Canwest LP.

“Canwest LP” means the Canwest Limited Partnership/Canwest Societe en Commandite, a limited partnership formed under the laws of the province of Ontario whose general and limited partnership interests were owned by Canwest (Canada) Inc. and 4501071 Canada Inc., respectively, together with its subsidiaries.

“Conversion Restriction Agreement” has the meaning ascribed to such term under “Interest of Management and others in Material Transactions – Conversion Restriction Agreement”.

“dollars” or “$” means Canadian dollars.

“DSU” means a right to receive, on a deferred basis, an amount of money subject to and in accordance with the terms of the deferred share unit plan.

“Equity Subscription Receipts” has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Financial Statements” means Postmedia Network Canada Corp’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

“First-Lien Notes” means the 8.25% Senior Secured Notes due 2017 issued by Postmedia Network Inc. pursuant to the terms and conditions of the First-Lien Notes indenture.

“First-Lien Notes Collateral” means substantially all the assets of Postmedia Network Inc. and the guarantors (other than ABL Collateral) and certain customary exclusions, which constitutes collateral for the First-Lien Notes on a first-priority basis, Second-Lien Notes on a second-priority basis and for the ABL Facility on a third-priority basis.

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“Fiscal” means the twelve month period ending on August 31 of such year.

“GoldenTree” means GoldenTree Asset Management LP.

“LP Entities” means Canwest Publishing Inc./Publications Canwest Inc., Canwest Books Inc., Canwest (Canada) Inc. and Canwest LP.

“MD&A” means Postmedia Network Canada Corp.’s management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013.

“Meeting” means the Corporation’s upcoming annual general and special meeting of Shareholders, currently scheduled for January 13, 2016.

“National Post” means the daily national newspaper published by the Corporation.

“Non-Canadian” has the meaning ascribed to such term under “Description of Capital Structure – Voting Shares”.

“Notes Subscription Receipts” has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Postmedia” means Postmedia Network Canada Corp. and, if the context requires, its subsidiary, Postmedia Network Inc.

“Postmedia Rights Plan” means the Shareholder rights plan agreement entered into between Postmedia and Computershare Investor Services Inc., as rights agent.

“Purchase Agreement” - has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“QMI” – has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“QMPI” – has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Qualifying Public Corporation” has the meaning ascribed to such term under “Overview of the Business - Regulation”.

“Rights Offering” has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Sarbanes-Oxley” means the U.S. Sarbanes-Oxley Act of 2002.

“Second-Lien Notes” means the 12.50% Senior Secured Notes due 2018 issued by Postmedia Network Inc. pursuant to the terms and conditions of the Second-Lien Notes indenture.

“SEDAR” means the System for Electronic Data Analysis and Retrieval operated by the Canadian Securities Administrators.

“Shareholder” means both registered and non-registered owners of the Shares.

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“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Standby Purchase Agreement” has the meaning ascribed to such term under “Interest of Management and others in Material Transactions – Standby Purchase Agreement”.

“Subscription Agreement” - has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Subscription Receipt Indenture” - has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Sun Acquisition” has the meaning ascribed to such term under “General Development of the Business – History of the Corporation”.

“Tax Act” means the Income Tax Act (Canada).

“Toronto Head Office” has the meaning ascribed to such term under “Name, Address, Incorporation and Constating Documents”.

“TSX” means the Toronto Stock Exchange.

“US$” and “US dollars” means United States dollars.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of the Corporation which trade on the TSX under the symbol PNC.A.

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CERTAIN REFERENCES, FORWARD-LOOKING STATEMENTS AND INDUSTRY INFORMATION

The information in this Annual Information Form is stated as of August 31, 2015, unless otherwise indicated.

Capitalized terms, except as otherwise defined herein, are defined in the section entitled “Glossary of Terms”.

In this Annual Information Form, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “US dollars” are to United States dollars.

Except as otherwise indicated or the context otherwise requires in this Annual Information Form, references to “Corporation”, “Company”, “we”, “us” and “our” refer to Postmedia Network Canada Corp. and, if the context requires, Postmedia Network Inc.

This Annual Information Form includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Information Form and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Corporation’s MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such risks include, but are not limited to: competition from digital and other forms of media; the Corporation’s ability to compete successfully in newspaper and online industries; the influence of prevailing economic conditions and the prospects of the Corporation’s advertising customers on advertising revenue; the failure to fulfill the Corporation’s strategy of building its digital media and online businesses; failure to maintain print and online newspaper readership and circulation levels; the negative impact of decreases in advertising revenue on results of operations; financial difficulties of certain contractors and vendors; competition with alternative emerging technologies; not being able to achieve a profitable balance between circulation levels and advertising revenues; not realizing anticipated cost savings from cost savings initiatives; seasonal variations in revenue; intellectual property rights; damage to the Corporation’s reputation; variations in the cost and availability of newsprint; disruptions in information systems and technology and other manufacturing systems; labour disruptions; equipment failure; environmental, health and safety laws and regulations; controversial editorial content; unresolved litigation matters; failure to comply with “Canadian Newspaper” status for purposes of the Tax Act; the collectability of accounts receivable; goodwill and intangible asset impairment charges; disruptions in the credit markets; changes to the availability and terms of insurance policies; under-funded registered pension plans; changes in pension fund investment performance; foreign exchange fluctuations; increases in distribution costs due to increases in fuel prices; outsourcing certain aspects of the business to third-party vendors; retaining and attracting sufficient qualified personnel; increases in sales and other taxes; the occurrence of natural or man-made disasters; failure to comply with the Sarbanes-Oxley Act; failure to maintain effective internal controls; change of laws; security breaches and other disruptions could compromise information and expose the Corporation to liability; risks related to the assets acquired in the Sun Acquisition and the integration of those assets; the substantial indebtedness of the Corporation and the possibility that it may be able to incur substantially more debt which could adversely affect its financial condition; the Corporation did not refinance its ABL Facility; the terms of the indentures that govern the First-Lien Notes and Second-Lien Notes, may restrict the Corporation’s

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current and future operations; the possibility that the Corporation will not be able to generate sufficient cash to service all of its indebtedness; the lack of an active public market for the Shares; volatility of the market price for Shares; dual class share structure; Postmedia Network Canada Corp. having a holding company structure; risks relating to the future sales of Shares by directors and officers and risks relating to dilution. See the section entitled “Risk Factors” in the Corporation’s MD&A dated October 21, 2015 which is available on SEDAR at www.sedar.com, for a complete description of risks relating to an investment in the Corporation. These risk factors are incorporated in this Annual Information Form by reference. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk factors should not be construed as exhaustive and should be read with the other cautionary statements in this Annual Information Form and with the risk factors described in the MD&A.

These risk factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the Corporation bases its forward-looking statements on assumptions that it believes were reasonable when made, which assumptions include, but are not limited to, the Corporation’s future growth potential, results of operations, future prospects and opportunities, execution of the Corporation’s business strategy, a stable workforce, no material variations in the current tax and regulatory environments, future levels of indebtedness and the ability to achieve future cost savings, the Corporation cautions the reader that forward-looking statements are not guarantees of future performance and that the Corporation’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Corporation operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Information Form. In addition, even if the Corporation’s results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this Annual Information Form, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which are made in this Annual Information Form speak only as of the date of such statement, and the Corporation does not undertake, and specifically declines, except as required by applicable law, any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements.

The Corporation owns or has rights to use the trademarks, service marks and trade names that it uses in connection with its business, such as Postmedia Network, Infomart and National Post. Each trademark, service mark and trade name of any other company appearing in this Annual Information Form is to the Corporation’s knowledge, owned by such other company. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Information Form are listed without the ® and ™ symbols, but such references are not intended to indicate in any way that the Corporation will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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Industry Information

This Annual Information Form includes market share, ranking, industry data and forecasts that the Corporation obtained from industry publications, surveys, public filings, documents and internal sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. The Corporation has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein.

Unless otherwise stated herein:

•	individual newspaper circulation figures were obtained from the Alliance for Audited Media (“AAM”), the Canadian Media Circulation Audit (“CMCA”) and the Canadian Circulations Audit Board (“CCAB”), which are independent audit organizations that audit the circulation of print media entities, including newspapers;

•	information regarding industry-wide newspaper circulation revenue and circulation were obtained from Newspapers Canada, a partnership between the Canadian Newspaper Association and the Canadian Community Newspaper Association, which are not-for-profit industry associations representing publishers of Canadian daily newspapers and weekly newspapers, respectively. The Circulation Data Report, prepared by Newspapers Canada, calculates circulation levels based on data provided by AAM, CMCA and CCAB reports. No single publication schedule applies across the Canadian newspaper industry. Therefore, in the Circulation Data Report, Newspapers Canada makes further calculations based on AAM, CMCA and CCAB data to derive industry-wide figures;

•	newspaper readership information was obtained from the eMarketer Global Media Report, and Vividata (“Vividata”), the amalgamated organization of NADbank Inc. and Print Measurement Bureau (PMB), a not-for-profit research association of publishers, agencies and advertisers that provides audience measurement for magazines and newspapers to its members; and

•	digital audience measurement information was obtained from comScore Media Metrix, the audience measurement division of comScore, Inc. (“comScore”), which defines “total unique visitors,” a measure that the Corporation cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website or mobile platform (smartphone/tablet), a category, a channel, or an application during the reporting period.

Statements as to the Corporation’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Corporation believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Corporation is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in the Corporation’s MD&A dated October 21, 2015. The Corporation cannot guarantee the accuracy or completeness of such information contained in this Annual Information Form.

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CORPORATE STRUCTURE

Name, Address, Incorporation and Constating Documents

7535538 Canada Inc. was incorporated pursuant to the CBCA on April 26, 2010. On June 25, 2010, the Corporation’s Articles of Incorporation were amended to change its name to Postmedia Network Canada Corp. 7536321 Canada Inc. was incorporated pursuant to the CBCA on April 27, 2010. Its name was changed to Postmedia Network Inc. pursuant to Articles of Amendment filed on June 25, 2010 and it is a wholly-owned subsidiary of the Corporation. The Corporation’s head and registered office is located at 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4 (the “Toronto Head Office”).

On July 8, 2010, its Articles were again amended to: (i) remove its Share transfer restrictions; and (ii) create an unlimited number of Voting Shares and Variable Voting Shares.

On June 14, 2011, the Corporation’s Voting Shares and Variable Voting Shares were listed and began trading on the TSX under the symbols “PNC.A” and “PNC.B”, respectively.

On October 24, 2013, the board of directors of the Corporation (the “Board”) approved, and on January 9, 2014, the Shareholders ratified, amendments to the Corporation’s by-laws to include advance notice provisions, the purpose of which is to require advance notice to be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a requisition of a meeting of Shareholders made pursuant to the provisions of the CBCA; or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

On April 13, 2015, the Corporation acquired all of the outstanding shares of 7717415 Canada Inc. as part of the Sun Acquisition. Upon acquisition, 7717415 Canada Inc. and its subsidiary 8869332 Canada Inc. amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc. See “General Development of the Business – History of the Corporation” for a discussion of the Sun Acquisition.

Intercorporate Relationships

The following chart illustrates Postmedia’s corporate structure.

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GENERAL DEVELOPMENT OF THE BUSINESS

History of the Corporation

On October 6, 2014, the Corporation entered into a purchase agreement (the “Purchase Agreement”) with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital receivable of $1.2 million which was received subsequent to August 31, 2015 (the “Sun Acquisition”). Upon acquisition, QMPI and its subsidiary, 8869332 Canada Inc., amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc. The Corporation financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of First-Lien Notes, the issuance of Variable Voting Shares pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso (the “Subscription Agreement”), the Corporation issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts were governed by a subscription receipts indenture between Postmedia Network Inc. and Computershare Trust Company of Canada (the “Subscription Receipt Indenture”) and bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Corporation as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility of $12.4 million and corporate cash.

The Corporation filed a Form 51-102F4 in respect of the Sun Acquisition which is available on SEDAR at www.sedar.com. The above summary of the Sun Acquisition is subject to, and qualified in its entirety by reference to, the provisions of the Purchase Agreement, the First-Lien Notes indenture and the Subscription Receipt Indenture, the full text of each of which is available on SEDAR at www.sedar.com.

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As of August 31, 2015, the Corporation completed its three year business transformation program that was announced in July 2012 that targeted total operating cost reductions of 15% to 20%. In total, the Corporation implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the Transformation Program. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced production of several newspapers including the Edmonton Journal in August 2013, the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and the Vancouver newspapers (The Vancouver Sun and The Province) in February 2015. As a result of the Sun Acquisition and the continuing trends in advertising revenue, the Corporation continues to pursue additional cost reduction initiatives. In July 2015, the Corporation announced that it would undertake cost reduction initiatives targeted to deliver an estimated additional $50 million in operating costs by the end of Fiscal 2017. These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of operations.

On October 16, 2014 the Corporation entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20 million. The ABL Facility replaced the Corporation’s previous facility that matured on July 13, 2014. The ABL Facility was not previously used, and upon maturity on October 16, 2015, management chose not to replace it.

OVERVIEW OF THE BUSINESS

General

Postmedia’s business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms. Postmedia is the largest publisher by circulation of daily newspapers in Canada, according to Newspapers Canada’s 2014 Circulation Data Report. The Corporation has the highest weekly print readership of daily newspapers in Canada, based on Vividata Fall 2015 survey data.

The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 37% share of Canada’s total daily newspaper circulation according to Newspapers Canada’s 2014 Circulation Data Report, and weekly readership of 7.6 million Canadian adults according to the Vividata Fall 2015 survey data. The Corporation has the leading English-language daily newspaper, based on weekly print readership, in five out of the six largest advertising markets in Canada according to the Vividata Fall 2015 survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 108 years.

Postmedia has one operating segment, the Newsmedia segment. The Newsmedia segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website, various classified advertising websites and Infomart, the Corporation’s media monitoring service.

The Corporation owns and operates the National Post, which is one of Canada’s two daily national newspapers, 15 daily metropolitan newspapers, two free daily commuter newspapers in Toronto and Vancouver, 27 daily newspapers in smaller community markets, 123 non-daily community newspapers and non-daily shopping guides, and various specialty publications and newspaper-related publications. Its operations also include Flyer Force, a distribution service for advertising flyers and circulars for third parties. The Corporation also provides sales representation services to third-party owned publications.

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Postmedia also has an extensive portfolio of digital media and online assets. It owns and operates 162 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Corporation also provides sales representation services to third-party branded sites.

The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and BlackBerry. The Corporation’s mobile applications include, but are not limited to, applications relating to its newspaper operations.

Postmedia’s expertise in content production and digital product development allows for expanded service offerings to Canadian marketers and advertisers. National and local sales teams work collaboratively with clients to develop new programs on and off Postmedia’s digital network. New areas under development include digital and content marketing services.

Newsmedia Operations

The Corporation publishes 15 daily metropolitan newspapers (nine broadsheets and six tabloids) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Corporation and its advertisers access to target audiences throughout Canada. Postmedia’s daily newspapers are well-established in the communities that they serve several dating back more than 100 years. Postmedia’s combination of national reach and local presence makes the Corporation’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: Several National Newspaper awards including journalists and teams from National Post, Ottawa Citizen, Toronto Sun, Edmonton Journal and The Vancouver Sun; Newspapers Canada Great Idea Awards for Ottawa Citizen, Calgary Herald and Montreal Gazette; National Post won 91 awards of excellence and was a finalist for World’s Best-Designed Newspaper at the Society for News Design Best of Newspaper Design; Montreal Gazette took home three Awards of Excellence and Postmedia won an Award of Excellence for our Postmedia Reimagined redesign at the Society for News Design Best of Digital Design; the International News Media Association (INMA) recognized Postmedia, with Ottawa Citizen’s “Trending Since 1845” campaign taking home the second place prize and the Montreal Gazette and Calgary Herald Reimagined launch campaigns coming in third; National Post, Edmonton Journal and Gastropost each won Canadian Online Publishing Awards; at the Jack Webster awards The Vancouver Sun won a first place award and The Province won two top prizes; and the Calgary Herald won a top prize at the Online Journalism Awards, presented by the Online News Association.

According to Newspapers Canada’s 2014 Circulation Data Report, the Corporation had an approximately 37% share of Canada’s total daily newspaper circulation. In addition, in nine out of the eleven daily metropolitan newspaper markets in which the Corporation operates, it has the highest circulation and readership among English-language newspapers based on average daily circulation and readership.

The National Post, the Corporation’s daily national newspaper, provides benefits to the Corporation’s overall operations, including the provision of a newspaper with a national audience footprint. A new daily print section, 6 to 10 pages in length, of national and international news, commentary and analysis provided by the National Post has, to date, been included in five Postmedia newspapers (Edmonton Journal, Windsor Star, Montreal Gazette, Regina Leader-Post and Saskatoon StarPhoenix). This section extends National Post’s measurable readership and provides national and local advertising opportunities.

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The following table provides details about the Corporation’s metropolitan daily newspapers:

Publication	Market	Year Established	Market Position(1)		Local Newspaper Market Share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2	(2)	100	%(7)
The Vancouver Sun	Vancouver	1886	1		100	%(7)
Montreal Gazette	Montreal	1778	3	(3)	100%
Calgary Herald	Calgary	1883	1		100	%(7)
Calgary Sun	Calgary	1980	2	(4)	100	%(7)
Edmonton Journal	Edmonton	1903	1		100	%(7)
Edmonton Sun	Edmonton	1978	2	(5)	100	%(7)
Ottawa Citizen	Ottawa	1845	1		100	%(7)
Ottawa Sun	Ottawa	1988	2	(6)	100	%(7)
Toronto Sun	Toronto	1971	2		29%
Windsor Star	Windsor	1918	1		100%
London Free Press	London	1821	1		100%
Saskatoon StarPhoenix	Saskatoon	1902	1		100%
Regina Leader-Post	Regina	1883	1		100%
Winnipeg Sun	Winnipeg	1980	2		33%
Daily National Newspaper
National Post	National	1997	2		N/A

Notes:

1)	Market position and local newspaper market share for English language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2014 Circulation Data Report.
2)	Second to The Vancouver Sun, which is also operated by the Corporation.
3)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.
4)	Second to the Calgary Herald, which is also operated by the Corporation.
5)	Second to the Edmonton Journal, which is also operated by the Corporation.
6)	Second to the Ottawa Citizen, which is also operated by the Corporation.
7)	Includes all properties operated by the Corporation in this market.

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The following table provides the average paid daily circulation of the Corporation’s 27 community daily newspapers per the Newspapers Canada 2014 Circulation Data Report:

Newspaper	Location	Average Daily Paid Circulation
The Standard	St. Catharines, Ontario	23,160
The Expositor	Brantford, Ontario	18,113
The Kingston Whig-Standard	Kingston, Ontario	17,342
The Peterborough Examiner	Peterborough, Ontario	15,384
The Sun Times	Owen Sound, Ontario	14,076
The Barrie Examiner	Barrie, Ontario	13,911
Niagara Falls Review	Niagara Falls, Ontario	13,148
The Recorder & Times	Brockville, Ontario	10,796
The Tribune	Welland, Ontario	10,460
The Sault Star	Sault Ste. Marie, Ontario	9,947
The Sudbury Star	Sudbury, Ontario	9,573
Simcoe Reformer	Simcoe, Ontario	9,468
The Observer	Sarnia, Ontario	9,317
Packet & Times	Orillia, Ontario	8,654
North Bay Nugget	North Bay, Ontario	8,509
Cornwall Standard Freeholder	Cornwall, Ontario	7,511
The Intelligencer	Belleville, Ontario	7,233
The Daily Press	Timmins, Ontario	7,121
Northumberland Today	Cobourg, Ontario	6,858
The Beacon Herald	Stratford, Ontario	6,680
The Chatham Daily News	Chatham, Ontario	5,395
Daily Herald Tribune	Grande Prairie, Alberta	3,728
Sentinel-Review	Woodstock, Ontario	3,713
The Daily Observer	Pembroke, Ontario	3,331
St. Thomas Times-Journal	St. Thomas, Ontario	3,293
Fort McMurray Today	Fort McMurray, Alberta	1,902
Kenora Daily Miner & News	Kenora, Ontario	1,187

Total Average Daily Paid Circulation		249,810

The Corporation publishes 123 non-daily newspapers and shopping guides distributed in Ontario, Alberta, Manitoba and Saskatchewan. Postmedia’s non-daily newspapers and shopping guides are generally delivered to every household in the respective communities in which they operate, thereby providing advertisers with substantial coverage of these community markets. In addition, the Corporation publishes two free daily commuter newspapers in Toronto and Vancouver that have average daily circulation of 219,199 and 115,178, respectively, per the Newspapers Canada 2014 Circulation Data Report.

Postmedia seeks to grow its revenue by leveraging its industry leading print brands and strong customer relationships into its expanding digital media and online product offerings. The Corporation’s digital media and online operations include the Postmedia digital network, websites for the Corporation’s daily and community newspapers, online classified websites, and Infomart (a subscription-based media monitoring service). In addition, Postmedia’s digital media and online operations sell advertising on behalf of third-party websites. These agreements extend the reach of the Postmedia digital network and increase the Corporation’s advertising sales opportunities. The Corporation has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and BlackBerry.

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The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of content distributed through websites and mobile platforms that leverages the Corporation’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content. The Postmedia digital network hosts the websites and electronic editions of the Corporation’s daily and community newspapers as well as other select websites. Being hosted on the Postmedia digital network offers these websites a platform to extend their audience reach and market, as well as to build and reinforce relationships with respect to both advertisers and audiences. The Postmedia digital network has also developed its mobile products, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and BlackBerry. The Postmedia digital network had 11.4 million average monthly unique visitors for the fourth quarter of Fiscal 2015.

Through the Corporation’s proprietary content, as well as technology partners and third-party content providers, the Postmedia digital network provides a number of personalized online tools, including internet search and other services. The Postmedia digital network currently provides up-to-date international, national and local news coverage sourced from the Corporation’s newspapers and third-party newswire services including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

As part of its effort to grow its digital media and online business, Postmedia’s newspapers deliver content across multiple platforms including desktop, tablet and mobile devices.

Through expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page e-Papers, complete with stories, columns, photos and advertising. The e-Papers are available to print subscribers at no cost for broadsheet publications and for an additional $1.99 per month for tabloid publications. Readers of the e-Papers are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

Postmedia’s print subscribers receive free access to their print newspaper’s website via desktop, tablet and mobile devices, each of which provides headlines, breaking news, analysis, commentary and selected stories from the daily newspaper editions. For non-print subscribers, Canadian users can access ten free articles and international users can access five free articles every 30 days or purchase a digital access subscription to obtain unlimited access. The Corporation’s newspapers’ websites also serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of newspaper subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries.

Postmedia’s digital audience ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2015 in Canada, according to comScore, and these sites reach 43% of all Canadians who visit newspaper websites.

Infomart is a subscription-based business-to-business service for Canadian news and business information and a one-stop resource for media monitoring, research insights, brand solutions and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Corporation’s publications plus other Canadian and international sources such as third-party newspapers. As of August 31, 2015, Infomart had approximately 800 subscribers.

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In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Corporation’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

The Corporation is branching into new revenue streams, including the launch of digital marketing services, which include search engine optimization, search engine marketing, website design and creation. The Corporation is also entering content marketing with the creation of its Content Works group. This group will focus on content creation, distribution and measurement for brands. Measurement will occur through the Infomart platform.

Functional Operations

Editorial

Editorial content is generated across the Corporation’s digital platforms and publications and Postmedia’s infrastructure allows for sharing of its generated content among newspapers in an efficient and cost effective manner. Generally, editorial policy is developed for each of the Corporation’s newspapers by local newsroom management. This leadership ensures that each newspaper is responsive to local issues and meets the editorial needs of its readers. The Corporation’s newspapers and digital platforms focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets. Each of the Corporation’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper and digital platforms supplemented by certain content which comes from Postmedia’s centralized editorial services, other wire services and freelancers.

The Corporation owns or has the rights to use the editorial content that is produced by its employees and freelancers, which allows for sharing of information and editorial content among its various publications. Further, since the Corporation’s newspapers operate across a broad geographic spectrum, reporters familiar with local issues can be assigned to cover national events in a particular region. Management believes that sharing of editorial content and expertise allows the Corporation to achieve substantial operating efficiencies compared to other publishers which own a smaller number of publications.

The Corporation also provides centralized pagination and production services to some of the Corporation’s newspapers.

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Sales and Advertising

The following charts provide a breakdown of the Corporation’s revenue for Fiscal 2015 and 2014:

Fiscal 2015	Fiscal 2014

The following charts provide a breakdown of the Corporation’s total print advertising revenue for Fiscal 2015 and 2014:

Fiscal 2015	Fiscal 2014

The Corporation offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers, e-Papers, unique visitors to its websites and various mobile and tablet products.

The Corporation’s local advertising is sold on a publication-by-publication and regional basis. Each of the Corporation’s newspapers has a locally-based sales team that sells advertising for both print and digital, principally to local businesses and organizations. The majority of local advertising relates to automotive, employment and real estate advertisements. The Corporation also uses an outsourced call centre to generate classified sales.

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National advertising takes the form of advertisements for both print and digital, primarily from large national companies. The major national advertising categories are automotive, food & drug, home and department stores, financial services and technology. The sale of national advertisements is handled by a national sales group (Postmedia Integrated Advertising or “PIA”), which employs a dedicated sales team that services the Corporation’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing and invoicing. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to one contract representative in the U.S. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis.

Circulation and Distribution

The Corporation’s circulation revenue is generated from subscription revenue (both print and digital), single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from printing plants to depot drop locations or single copy retail outlets by independent trucking companies in the daily markets. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers that deliver newspapers to subscribers. These third-party distribution networks enable the Corporation to operate via short-term contracts and reduce supplier concentration issues. Postmedia’s non-daily newspapers are generally delivered via Canada Post and independent carriers.

The Corporation benefits from agreements with distributors which provide for the delivery of newspapers from printing facilities to bulk locations, retailers, vending boxes and residential and corporate subscribers. Typically, a newspaper division is party to several distribution agreements, covering different stages of delivery and geographical areas.

In addition to distributing newspapers, Postmedia also offers three types of insert distribution services:

•	Paid subscriber base—distribution to existing newspaper subscribers;

•	Extended market coverage—distribution of flyers or other materials to non-subscriber households; and

•	Total market coverage—both subscriber and non-subscriber households for full coverage to specific areas.

These distribution options allow broader penetration of the Corporation’s markets, allowing advertisers to target specific demographic and geographic segments. Extended market coverage and/or total market coverage distribution services are offered in the Corporations 27 daily newspaper markets as well as Regina, Saskatoon, Windsor and London. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa, providing extended market coverage for their associated Postmedia newspapers.

The Corporation offers pre-authorized monthly payment programs to its subscribers. These automatic credit card and bank debit payment programs lower the cost of collection and enhance subscriber retention.

Printing

Other than as described in “Outsourced Functions” below, the Corporation owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. In some markets, in order to improve the operating efficiency of its printing presses, the Corporation also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

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Outsourced Functions

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. Advertising production at the majority of its newspapers have been outsourced to suppliers in the Philippines and India. Subscriber customer service call centre operations are operated by third-parties in Canada and Jamaica. These subscriber services include answering and handling customer calls, customer service inquiries and complaints. Postmedia has also outsourced its centralized classified call centre operations to a third-party in the United States. In addition, printing operations have been outsourced for certain of its magazines and newspapers including the Edmonton Journal, the Calgary Herald, the Montreal Gazette, The Vancouver Sun, The Province and 24 Hrs Vancouver, as well as the National Post in most regions.

Facilities

Postmedia owns 40 properties (inclusive of one that is accounted for as a finance lease) which are either office, production or combined production and office facilities, the largest of which are listed below. All other activities of Postmedia are conducted in leased premises, including the Toronto Head Office.

Location of Facilities	Office or Production	Area (Sq. Ft.)
Edmonton, AB(1)	Office	133,250
Edmonton, AB	Production	51,158
Calgary, AB(2)	Combined facilities	383,000
Calgary, AB	Combined facilities	86,139
Regina, SK	Combined facilities	102,537
Saskatoon, SK	Combined facilities	110,884
Winnipeg, MB	Combined facilities	53,855
London, ON	Combined facilities	130,259
Windsor, ON	Production	60,000
Toronto, ON	Production	488,179
Ottawa, ON	Combined facilities	183,000

Notes:

1)	This property is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Corporation has accounted for this lease as a finance lease on its consolidated financial statements.
2)	This facility is currently for sale.

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Competitive Conditions

The Corporation faces competition in each of its markets as information is now widely disseminated through many media platforms on a local, national and international basis. Participants in the newsmedia industry depend primarily upon advertising sales to generate revenue, while newspaper companies also rely on paid subscriptions and single copy newspaper and digital subscription sales. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from digital media, as well as television; radio; local, regional and national newspapers; magazines; free publications; direct mail; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets.

In recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, particularly digital media competitors such as search engines and social media websites. To date, the newsmedia industry has made limited progress in replacing print advertising revenue with digital advertising revenue.

Advertising on digital platforms is evolving rapidly, with technology driving innovations that make digital media a very effective competitor and substitute for advertising in print newspapers. The scope and pace of technological change has entrenched the role of the largest international players – U.S.-based technology companies such as Google, Microsoft, Facebook and Yahoo! – in existing and rapidly expanding forms of digital advertising.

The Corporation’s digital competition is not limited to news sites. Digital advertising takes various forms, such as search-engine marketing, display advertising, online classified, online telephone directories, mobile advertising and video advertising.

More and more content and related advertising is being communicated over social networks operated by companies such as Facebook and Twitter. As geo-tagging becomes more sophisticated, the recent increase in advertising on mobile platforms – driven by the adoption and penetration of smartphones and tablets – allows digital advertising to be targeted more locally, making it a more effective substitute for local advertising in daily newspapers.

In addition, there is increasing consolidation in the Canadian newsmedia industry, and competitors include market participants with interests in multiple media. These competitors may be more attractive than Postmedia to certain advertisers because they may be able to bundle advertising sales across newspaper, television and digital media platforms. Some of these competitors also have access to greater financial and other resources than Postmedia does.

In 2014, the Canadian newspaper industry comprised approximately 91 paid daily English and French newspapers and 13 free dailies for a total of 104 daily newspapers. Paid daily newspapers accounted for a total of 4,043,553 copies on an average publishing day, according to Newspapers Canada 2014 Circulation Data Report.

The Canadian daily newspaper industry’s revenue was $2.4 billion in 2014, with 68% of that revenue derived from print, web and mobile advertising and the balance from circulation and other revenue, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have higher penetration compared to the U.S., with 65% of Canadian adults reading a daily newspaper (in print and digital) in the past three months compared to only 38% of American adults in the past six months, according to the Vividata Fall 2015 survey data and the eMarketer Global Media Report, September 2015, respectively.

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Components

Newsprint is the principal raw material used in the production of Postmedia’s daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. Newsprint expenses fluctuate due to both changes in volume and changes in price.

Postmedia’s cost of newsprint is influenced by its strong supplier relationships, volume purchasing power, proximity to Canadian paper mills and regional supply arrangements that reduce transportation costs. The Corporation opportunistically enters into newsprint purchase agreements with varying terms of up to six months depending on external factors such as foreign export demand, North American mill capacity, operating rates and inventory.

Intangible Properties

Postmedia uses a number of trademarks, service marks and trade names to identify its products and services. Many of these trademarks are registered by the Corporation in the appropriate jurisdictions. In addition, the Corporation has legal rights in the unregistered marks arising from their use. Postmedia has taken affirmative legal steps to protect its trademarks, and it believes its trademarks are adequately protected.

The content of Postmedia’s newspapers and digital media and online assets are protected by copyright. The Corporation owns copyrights in each of its publications as a whole and in all individual content items created by its employees in the course of their employment, subject to limited exceptions. Postmedia has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that it believes are sufficient to meet the needs of its operations. Postmedia believes that it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by the Corporation.

Postmedia has registered a number of domain names, many of which constitute trademarks, service marks and trade names used in its business, under which it operates websites. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Postmedia’s intellectual property constitutes a significant part of the value of the Corporation. The Corporation relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect its intellectual property rights. However, the Corporation may be unable to prevent third-parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Corporation, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Corporation’s, particularly in those countries that do not protect the Corporation’s proprietary rights as fully as in Canada.

Third-parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Corporation’s operations.

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Cycles

Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Corporation’s revenue is lowest during the fourth quarter of its fiscal year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to short-term fluctuations in cash flow at certain times during the fiscal year.

Environmental Protection

Postmedia’s operations are subject to a variety of laws and regulations concerning, among other things, emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment and employee health and safety. The Corporation uses and stores hazardous substances such as inks and solvents in conjunction with its operations at its printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of the Corporation’s properties. Some of its printing and other facilities are located in areas with a history of long-term industrial use, and may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, a Postmedia predecessor has had contamination resulting from leaks and spills at some of its locations. Postmedia has incurred and will continue to incur costs to comply with environmental, health and safety requirements but, to date, such costs have not been material.

Employees

As of August 31, 2015, the Corporation employed 4,733 full time equivalent employees. Approximately 29% of the Corporation’s employees are unionized under 54 separate collective agreements as of August 31, 2015. In general, the Corporation’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Additional information on the collective bargaining agreements is provided in the MD&A which is available on SEDAR at www.sedar.com.

Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Tax Act. The Tax Act limits the deductibility by Canadian taxpayers of expenditures for advertisements in issues of newspapers other than, except in limited circumstances, “Canadian issues” of “Canadian newspapers”.

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of Postmedia’s newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Postmedia publishes its newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by citizens or subjects of a country other than Canada.

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In addition, under the share ownership requirements set out in subsection (iii) of the preceding paragraph, at least 75% of the voting shares of a non-public corporation and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Corporation”). Upon the listing of Postmedia Network Canada Corp.’s shares on the TSX, it became a Qualifying Public Corporation. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., Postmedia’s newspapers qualify as “Canadian newspapers”.

Issues of Postmedia’s newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

RISK FACTORS

The Corporation is subject to a number of risks and uncertainties which are described in detail in its MD&A under the section entitled “Risk Factors” which section is incorporated by reference in this Annual Information Form. The risks and uncertainties described in the MD&A are those the Corporation currently believes to be material, but should not be considered exhaustive. If any of the risks, or any other risks and uncertainties that have not yet been identified or that are currently considered not to be material, actually occur or become material risks, the Corporation’s business, financial condition, results of operations and cash flows and consequently, the price of the Corporation’s securities, could be materially and adversely affected. The Corporation’s MD&A is available on SEDAR at www.sedar.com.

DIVIDENDS

The Corporation has not paid dividends and its current intention is not to declare dividends for the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board and will depend on Postmedia’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. Pursuant to the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. There are also certain restrictions in the agreements relating to the First-Lien Notes and the Second-Lien Notes which limit the ability of the Corporation to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

General

The Corporation’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Corporation is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of November 17, 2015, there were 1,030,622 Voting Shares and 280,151,223 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

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Rights upon Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to any future shares of the Corporation ranking senior to the Voting Shares, upon liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation’s assets among its Shareholders for the purpose of winding up its affairs, the holders of the Voting Shares and Variable Voting Shares shall be entitled to share equally, share for share, in all distributions of such assets.

Voting Shares

Voting Rights

Holders of the Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders of the Corporation (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA), and each Voting Share shall entitle the holder to one vote on each item of business in person or by proxy at all meetings of Shareholders of the Corporation.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the shares of the Corporation of any future class ranking senior to the Voting Shares, the holders of the Voting Shares shall, at the discretion of the directors, be entitled to receive, out of monies, assets or property of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Voting Shares. The Voting Shares shall rank equally as to dividends on a share-for-share basis with the Variable Voting Shares and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Voting Shares and Variable Voting Shares at the time outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Voting Shares or the Variable Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”). In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Constraints on Ownership of Shares

The Voting Shares may only be beneficially owned and controlled, directly or indirectly, by persons that are not Non-Canadian.

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Variable Voting Shares

General

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and rights upon liquidation, distribution and winding up, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable Shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the meeting.

Conversion

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Corporation or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians, unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b) (i) the foreign ownership restrictions of the Tax Act are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to the Corporation prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the CBCA or any other similar provision in the CBCA or the CBCA Regulations.

Coattail Provision

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by the Corporation shall deposit the resulting Shares on behalf of the Shareholder.

If the Shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the Shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from the Corporation or the holder.

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Declaration as to Canadian Status

Under the Corporation’s articles of incorporation, the directors may, prior to the issuance of any Shares or the registration or transfer of any Shares, require that there be submitted to the Corporation and/or its transfer agent, a declaration setting forth the name of the person who beneficially will own or control such Shares and whether or not such person is a Non-Canadian, as well as such other information as the Board considers relevant for purposes of determining whether that person is in compliance with the restrictions on issue or transfer of the Shares.

In order to ensure it complies with its share ownership restrictions, Postmedia has in place special operating procedures for monitoring share ownership that are designed to ensure that the share register of each of the Voting Shares and Variable Voting Shares remains accurate. These procedures establish that Computershare Investor Services Inc., the Corporation’s transfer agent, will make periodic inquiries of intermediaries holding Voting Shares for non-registered holders to ensure compliance with shareholding ownership requirements.

SHAREHOLDER RIGHTS PLAN

The Postmedia Rights Plan was reconfirmed at the annual and special meeting of Shareholders of the Corporation held on January 9, 2014 and will remain in force until the earlier of the Termination Time (the time at which the right to exercise rights will terminate pursuant to the Postmedia Rights Plan) and the annual general meeting of Shareholders of Postmedia three years thereafter unless at or prior to such meeting the Shareholders ratify the continued existence of the Postmedia Rights Plan.

The following is a summary of the key features of the Postmedia Rights Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Postmedia Rights Plan, the full text of which is available on SEDAR at www.sedar.com. Capitalized terms used in this section not otherwise defined herein have the meaning attributed to them in the Postmedia Rights Plan.

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Under the Postmedia Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The Exercise Price under the Postmedia Rights Plan is an amount equal to three times the market price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event (as defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-In Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

Under the Postmedia Rights Plan, Postmedia is not required to issue or deliver Rights, or securities issuable upon the exercise of Rights, outside of Canada, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Postmedia Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside of Canada, Postmedia may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

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Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing Voting Shares or Variable Voting Shares, as the case may be, and will be transferable only together with such associated shares. From and after the Separation Time and prior to the Expiration Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by Postmedia describing the Rights, will be mailed to holders of record of Voting Shares and Variable Voting Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Voting Share and Variable Voting Share issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Voting Shares or Variable Voting Shares. The Rights will trade separately from the Voting Shares and Variable Voting Shares, as the case may be, after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Share Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than Postmedia or any Subsidiary of Postmedia) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it will be deemed never to have been made.

Acquiring Person

In general, an “Acquiring Person” is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares. Excluded from the definition of “Acquiring Person” are Postmedia and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares as a result of one or more or any combination of an acquisition or redemption by Postmedia of Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Postmedia Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares or Variable Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)	a “Share Reduction” means an acquisition or redemption by Postmedia or a Subsidiary of Postmedia of Voting Shares or Variable Voting Shares or the automatic or optional conversion of Variable Voting Shares into Voting Shares or vice versa (other than, for greater certainty, the automatic or optional conversion of shares Beneficially Owned by such Person) pursuant to the Corporation’s Constating Documents and the share provisions contained therein that, by reducing the number of Voting Shares or Variable Voting Shares outstanding, increases the percentage of outstanding Voting Shares or Variable Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares or Variable Voting Shares, as the case may be, then outstanding;

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(c)	an “Exempt Acquisition” means a Voting Share or Variable Voting Share acquisition: (A) in respect of which the Board has waived the application of the Postmedia Rights Plan pursuant to certain provisions of the Postmedia Rights Plan; (B) pursuant to a dividend reinvestment plan of Postmedia; (C) pursuant to the receipt or exercise of rights issued by Postmedia to all holders of Voting Shares or Variable Voting Shares (other than holders resident in a jurisdiction where such dividend is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided that such rights are acquired directly from Postmedia and not from any other person and provided that the Person does not thereby acquire a greater percentage of Voting Shares, Variable Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares, Variable Voting Shares or Convertible Securities beneficially owned immediately prior to such acquisition; (D) pursuant to a distribution by Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities by way of prospectus or private placement by Postmedia, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Voting Shares or Variable Voting Shares so offered than the Person’s percentage of Voting Shares or Variable Voting Shares Beneficially Owned immediately prior to such acquisition; or (E) pursuant to the exercise of awards granted under a deferred share unit plan of Postmedia, options granted under a share option plan of Postmedia or rights to purchase securities granted under a share purchase plan of Postmedia;

(d)	a “Pro Rata Acquisition” means an acquisition of Voting Shares, Variable Voting Shares or Convertible Securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares, Variable Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the same class or series of Postmedia; (ii) pursuant to a regular dividend reinvestment or other plan of Postmedia made available by Postmedia to all holders of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law), where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares and Variable Voting Shares be applied to the purchase from Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities; or (iii) pursuant to the receipt and/or exercise of rights (other than the Postmedia Rights) issued by Postmedia to all of the holders of a series or class of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law) on a pro rata basis to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or Variable Voting Shares, as applicable, than the percentage of Voting Shares or Variable Voting Shares Beneficially Owned by that Person immediately prior to such acquisition;

(e)	a “Convertible Security Acquisition” means an acquisition of Voting Shares or Variable Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(f)	a “Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares or Variable Voting Shares, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition.

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Also excluded from the definition of “Acquiring Person” is an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of Voting Shares or Variable Voting Shares in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Voting Shares or Variable Voting Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Postmedia Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering or private placement of securities; or (ii) pursuant to a pledge of securities in the ordinary course of the pledgee’s business), including Voting Shares into which Variable Voting Shares held by a citizen or subject of Canada are convertible pursuant to the Corporation’s Constating Documents and the share provisions contained therein; provided, however, that a Non-Canadian who holds Variable Voting Shares will not be deemed to be the “Beneficial Owner” of, have “Beneficial Ownership” of or “Beneficially Own” any Voting Shares into which the Variable Voting Shares owned by such Person are convertible.

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described in “Beneficial Ownership”) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to any agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional investors acting in the ordinary course of business. These exemptions apply to: (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law, provided, however, that for greater certainty, Investment Manager does not include a hedge fund, a private equity fund or similar fund or entity or any Person who manages any of the foregoing; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Pension Plan”) registered under applicable law; (iv) a Person who is a Pension Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, the Trust Company, the Plan Trustee, the Pension Plan, the Statutory Body or the Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or Variable Voting Shares or other securities pursuant to a distribution by Postmedia or by means of ordinary market transactions.

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A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Pension Plan with the same Plan Trustee as another Person or Pension Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Pension Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board (whether before or after the occurrence of such Flip-In Event) occurs (see “Waiver of Flip-In Events” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) will constitute the right to purchase from Postmedia, upon exercise thereof in accordance with the terms of the Postmedia Rights Plan, that number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of the Flip-In Event equal to ten times the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(a)	the Take-over Bid is made for all of the Voting Shares and Variable Voting Shares and is made to all holders of record of Voting Shares and Variable Voting Shares, other than the Offeror, its Affiliates, Associates and Joint Actors;

(b)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.	no security will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares and Variable Voting Shares tendered or deposited thereunder will be subject to such irrevocable and unqualified condition;

B.	unless the Take-over Bid is withdrawn, securities may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for securities and securities deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.	not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for securities; and

D.	in the event that not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for securities under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than 10 Business Days from the date of such public announcement.

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A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which securities may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence; and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

Redemption and Termination of Rights

(a)	Redemption of Rights on Approval of Holders of Shares and Rights. The Board may, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Postmedia Rights Plan (the “Redemption Price”).

(b)	Deemed Redemption. Where a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, outstanding Voting Shares or Convertible Securities, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price

(c)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. In such event, all the provisions of the Postmedia Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Postmedia Rights Plan, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, Postmedia will notify the holders of the Shares or, after the Separation Time, the holders of the Rights.

Waiver of Flip-In Events

The Board may waive the application of the events that occur under a Flip-In Event (see “Description of Capital Structure – Shareholder Rights Plan – Flip-In Event” above) to any Flip-In Event by written notice delivered to the Rights Agent and in the event of such waiver, the Flip-In Event shall be deemed never to have occurred and, if such waiver is provided after the Separation Time, all the provisions of Postmedia Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

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Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including, without limitation:

(i)	if there is: (A) a declaration of a dividend on its Voting Shares or Variable Voting Shares payable in Voting Shares or Variable Voting Shares (or Convertible Securities) other than pursuant to any mandatory or optional share dividend reinvestment program, (B) a subdivision or change of the then outstanding Voting Shares or Variable Voting Shares into a greater number of shares, (C) a combination or change of the then outstanding Voting Shares or Variable Voting Shares into a smaller number of shares, or (D) an issuance of Voting Shares or Variable Voting Shares (or Convertible Securities) in lieu of or in exchange for existing shares; or

(ii)	if Postmedia fixes a record date for a distribution to all holders of Voting Shares and Variable Voting Shares of certain rights or warrants to acquire Voting Shares or Variable Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares or Variable Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or a distribution payable in Voting Shares or Variable Voting Shares, but including any distribution payable in securities other than Voting Shares or Variable Voting Shares).

Supplements and Amendments

Postmedia may at any time, amend, supplement, vary or delete any of the provision of the Postmedia Rights Plan.

Any such amendment, supplement, variation or deletion shall be effective from the date of the resolution of the Board adopting such amendment, supplement, variation or deletion or such earlier or later date as the Board may otherwise determine. The implementation of any such amendment, supplement, variation or deletion will be subject to receipt of any necessary regulatory approval including that of any securities regulatory authority or stock exchange.

INDEBTEDNESS

First-Lien Notes Indenture

On August 16, 2012, Postmedia Network Inc. issued $250.0 million in aggregate principal amount of First-Lien Notes. The First-Lien Notes were issued under an indenture dated as of August 16, 2012 with Computershare Trust Company of Canada, as trustee and as collateral agent and the Corporation, as guarantor. The Corporation financed the Sun Acquisition in part through the issuance of the Notes Subscription Receipts resulting in gross proceeds of $140.0 million, which were exchanged for additional First-Lien Notes on April 13, 2015 for $139.3 million principal amount of First-Lien Notes. Amendments to the existing First-Lien Notes indenture were required to facilitate the issuance of the additional First-Lien Notes pursuant to the first, second and third supplemental indentures (dated October 31, 2014, April 13, 2015 and April 13, 2015, respectively) among the Corporation, Postmedia Network Inc. and Computershare Trust Company of Canada. The First-Lien Notes are secured on a first-priority basis by the First-Lien Notes Collateral, and on a second-priority basis by the ABL Collateral. The First-Lien Notes indenture contains covenants that, among other things, restrict the issuer’s ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends and consolidate, merge or sell all or substantially all of its assets.

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Second-Lien Notes Indenture

On July 13, 2010, Postmedia Network Inc. issued US$275 million in aggregate principal amount of Second-Lien Notes. The Second-Lien Notes were issued under an indenture dated as of July 13, 2010 with The Bank of New York Mellon, as trustee, the Corporation, as guarantor, and BNY Trust Company of Canada, as collateral agent. The Second-Lien Notes are secured on a second-priority basis by the First-Lien Notes Collateral and on a third-priority basis by the ABL Collateral. The covenants contained in the Second-Lien Notes indenture are substantially similar to the covenants contained in the First-Lien Notes indenture described above. Amendments to the existing Second-Lien Notes indenture were required to add additional guarantors pursuant to the first and second supplemental indentures (dated July 13, 2010 and April 13, 2015, respectively) among the Corporation, Postmedia Network Inc. and Bank of New York Mellon.

ABL Facility

On July 13, 2010, Postmedia entered into a four-year senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility which matured on July 13, 2014. On October 16, 2014, the Corporation entered into a one-year senior secured asset-based revolving credit facility for an aggregate amount of up to $20 million pursuant to the terms and conditions of a revolving credit agreement among Postmedia Network Inc., as borrower, the Corporation, as guarantor, The Bank of Nova Scotia, as administrative agent, collateral agent, lead arranger, joint bookrunner and lender, Royal Bank of Canada, as joint bookrunner and lender, and the other lenders party thereto from time to time. The ABL Facility had a term of one year and matured October 16, 2015 and was not replaced. The ABL Facility was secured on a third-priority basis by the First-Lien Notes Collateral and on a first-priority basis by the ABL Collateral. Any replacement facility to the ABL Facility entered into in the future would have the same collateral priorities as a result of intercreditor agreements in place for the First-Lien Notes and Second Lien Notes.

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MARKET FOR SECURITIES

Trading Price and Volume

The outstanding Voting Shares and Variable Voting Shares of the Corporation trade on the TSX under the symbols “PNC.A” and “PNC.B”, respectively. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

PNC.A

Month	Toronto Stock Exchange
	High	Low	Volume
September 2014	$2.11	$1.48	12,500
October 2014	$2.20	$1.48	2,756
November 2014	$2.00	$2.00	500
December 2014	$2.00	$2.00	1,286
January 2015	$2.20	$2.00	12,600
February 2015	$2.20	$1.90	563
March 2015	$0.80	$0.80	1,274
April 2015	$1.10	$0.80	7,390
May 2015	$1.00	$1.00	—
June 2015	$1.00	$0.65	1,858
July 2015	$0.65	$0.65	1,500
August 2015	$0.65	$0.37	19,000

PNC.B

Month	Toronto Stock Exchange
	High	Low	Volume
September 2014	$2.25	$1.55	8,300
October 2014	$3.10	$2.00	11,451
November 2014	$2.00	$1.90	1,400
December 2014	$2.25	$1.89	1,013,155
January 2015	$2.10	$1.60	60,186
February 2015	$1.95	$1.05	11,898
March 2015	$1.05	$0.80	19,722
April 2015	$0.95	$0.80	15,186
May 2015	$0.88	$0.80	547,958
June 2015	$0.84	$0.65	8,816
July 2015	$0.80	$0.59	90,001
August 2015	$0.67	$0.40	69,939

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table identifies the name and residence of those individuals who are directors and executive officers of the Corporation as of November 17, 2015, their current positions with the Corporation, the date on which they first became a director and/or executive officer of the Corporation and their principal occupation. The term of each of the directors expires on the date of the Corporation’s upcoming annual general and special meeting of Shareholders, currently scheduled for January 13, 2016 (the “Meeting”), or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Three of our current directors, Mr. Dow, Ms. Peverett and Mr. Shapiro will not be standing for re-election at the Meeting and four new directors, Stephanie Coyles, Wendy Henkelman, Mitch Joel and Ted Lodge, have been nominated for election at the Meeting.

Name and Residence	Position with Postmedia	Director /Executive Officer Since	Principal Occupation if Different from Position Held with Postmedia
Rod Phillips(1) Toronto, Ontario, Canada	Director and Chair of the Board of Directors	February 5, 2014	Corporate Director
Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010
Charlotte Burke(1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Corporate Director
Hugh F. Dow(1)(3)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director
Martin Nisenholtz(1)(3)(5) Brookline, Massachusetts, U.S.A.	Director	February 5, 2014	Professor of the Practice of Digital Communications at Boston University
Jane Peverett(1)(2)(4) Vancouver, British Columbia, Canada	Director	April 10, 2013	Corporate Director
Graham Savage(1)(2)(3) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director
Steven Shapiro(4) New York, New York, U.S.A	Director	July 12, 2010	Founding Partner and Portfolio Manager of GoldenTree
Peter Sharpe(1)(3)(4) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director
Robert Steacy(1)(2)(3) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director
Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	July 12, 2010	—
Andrew MacLeod Kitchener, Ontario, Canada	Executive Vice President and Chief Commercial Officer	July 7, 2014	—
Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	January 11, 2012	—
Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	July 13, 2010	—
Gordon Fisher Toronto, Ontario, Canada	President National Post and Executive Vice President Reader Revenue and Manufacturing	July 13, 2010	—
Gillian Akai Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	July 12, 2010	—

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Notes:

(1)	Independent member of the Board.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Pension Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Digital Oversight Committee.

As a group, the directors and executive officers of the Corporation, as of November 17, 2015, beneficially own or exercise control or direction, directly or indirectly, over 161,932 Voting Shares (representing 15.71% of the total Voting Shares issued and outstanding) and 867,508 Variable Voting Shares (representing 0.31% of the total Variable Voting Shares issued and outstanding).

Biographies

The following are brief profiles of our directors and executive officers, including a description of each individual’s principal occupation within the past five years.

Rod Phillips (Chair)

Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation, an Operational Enterprise of the Ontario Ministry of Finance (OLG), which is responsible for gaming sites and the sales of lottery products across the Province of Ontario. He resigned from this position on January 22, 2014. Prior to his appointment to the OLG, Mr. Phillips was President and Chief Executive Officer of Shepell.fgi, one of North America’s leading providers of workplace health and productivity solutions. From 1997 to 2000, Mr. Phillips served as Chief of Staff to Mayor Mel Lastman during his first term as the leader of the newly amalgamated City of Toronto. Mr. Phillips currently sits on the boards of Discovery Air Inc., Data Group Limited and Infor Acquisition Corp. In addition, Mr. Phillips is currently chair of the boards of the Greater Toronto CivicAction Alliance and Telus Toronto Community Board. He is also a member of the board of the Toronto International Film Festival and was the founding chair of the Centre for Addiction and Mental Health’s (CAMH) Transforming Lives Gala in support of CAMH’s critical work.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the chairman of the Municipality of Metropolitan Toronto. He is chairman of the board of RioCan Real Estate Investment Trust. He also serves on the board of Cargojet Inc. and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Charlotte Burke (Director)

Ms. Burke is a corporate director and operates a consulting firm that advises senior executives on digital transformation, innovation and growth strategies in support of shareholder value. Most recently, Ms. Burke was Chief Marketing and Sales Officer with QuickPlay Media Inc., a leading provider of IPTV solutions. During 2009 to 2015, Ms. Burke served as a senior advisor and executive to Accenture, the Department of Foreign Affairs, Hewlett Packard, Asurion Canada and the Business Development Bank of Canada. In addition, Ms. Burke was an officer and Senior Vice President with Bell Canada from 1996 to 2008, where she led the Consumer Internet business and Bell Mobility’s digital cellular business. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center and Next 36 Young Entrepreneurs Program and serves on the boards of Rothesay Netherwood School and Halton Health Sciences, Quality and Risk Management Committee. She was formerly on the boards of Acadia University, Ontario Lottery and Gaming Corporation, Women in Telecommunications and National Ballet School.

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Hugh F. Dow (Director)

Mr. Dow retired as chairman of Mediabrands Canada in December 2010. Prior to this, Mr. Dow was President of M2 Universal and held global responsibilities with Universal McCann, of which M2 Universal is the Canadian arm. Mr. Dow has also held many key advertising industry positions including vice chairman of BBM Bureau of Measurement, director and chairman of Canadian Media Directors’ Council, chairman of PMB Print Measurement Bureau, chairman and director of ABC Audit Bureau of Circulation, and chairman of Media Medical Audience Committee. Mr. Dow also serves as a director of Reshift Media Inc.

Martin Nisenholtz (Director)

Mr. Nisenholtz is currently Professor of the Practice of Digital Communications at Boston University and a Venture Partner of FirstMark Capital, an early stage venture capital firm based in New York City. In January 2012, Mr. Nisenholtz retired from his full-time role at The New York Times Company where he had served as Senior Vice President, Digital Operations and was responsible for the strategy development, operations and management of its digital properties. Prior to that, Mr. Nisenholtz was Chief Executive Officer of New York Times Digital. In June 2001, Mr. Nisenholtz founded the Online Publishers Association, an industry trade organization that represents the interests of high-quality online publishers. Mr. Nisenholtz currently serves on the boards of Yellow Pages Limited, a Canadian media and marketing solutions company, RealMatch, a U.S. privately held online recruitment advertising solutions company and Purch, a U.S. privately held digital publishing company.

Jane Peverett (Director)

Ms. Peverett currently serves as a director of Encana, a leading North American energy producer, as well as Northwest Natural Gas Company, the Canadian Imperial Bank of Commerce and Hydro One Inc. She is also a director of Associated Electric & Gas Insurance Services Limited. Prior to this, Ms. Peverett was the President and Chief Executive Officer of BC Transmission Corporation from April 2005 to January 2009, and was previously its Vice-President, Corporate Services and Chief Financial Officer. In addition, Ms. Peverett was the President and Chief Executive Officer of Union Gas Limited from April 2002 to May 2003 after serving in various senior roles within Westcoast Energy Inc.

Graham Savage (Director)

Mr. Savage is a corporate director and, from 1997 to 2007 he was chairman and Founding Partner of Callisto Capital, a private equity firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. Mr. Savage is currently a director of Sears Canada Inc., Cott Corporation and is chairman of Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Canadian Tire Corp., Canadian Tire Bank, Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd. and Hollinger International Inc., among others.

Steven Shapiro (Director)

Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink, Granite Broadcasting, Southern Community Newspapers, Inc. and James Cable, LCC.

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Peter Sharpe (Director)

Mr. Sharpe retired as President and Chief Executive Officer of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Multiplan Empreendimentos Imobiliários S.A., Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past chairman and current Trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the Senior Financial Officer of Torstar Corporation. Mr. Steacy is the chairman of the board of Domtar Corporation and chair of the audit committee of Cineplex Inc. From 2005 to 2007 he served on the boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

Douglas Lamb (Executive Vice President and Chief Financial Officer)

Mr. Lamb was appointed as Executive Vice President and Chief Financial Officer of Postmedia in July 2010. Prior to that, he was Executive Vice President and Chief Financial Officer of Canwest LP since 2005. He is a veteran Canadian newspaper executive. Mr. Lamb also served as Vice President of Corporate Development of Metroland, the community publishing business of Torstar Corporation. Prior to his employment with Torstar Corporation, he held a variety of financial roles at Hollinger International Inc. and Southam Inc.

Andrew MacLeod (Executive Vice President and Chief Commercial Officer)

Mr. MacLeod was appointed as Executive Vice President and Chief Commercial Officer of Postmedia in July 2014. Prior to that, he was most recently Senior Vice President & Regional Managing Director, North America at BlackBerry Limited, previously holding a variety of roles within that organization including Vice President and Managing Director, Canada beginning in October 2011 and Director of Business Management beginning in October 2010. Prior to his employment at BlackBerry Limited, Mr. MacLeod worked at OnX Enterprise Solutions and Xerox Canada Ltd.

Jeffrey Haar (Executive Vice President, Legal and General Counsel)

Mr. Haar was appointed as Executive Vice President, Legal and General Counsel of the Corporation in 2012. Mr. Haar was previously Senior Vice President, Legal & Corporate Secretary at Brookfield Asset Management. Mr. Haar has also served as General Counsel and Corporate Secretary for a number of public and private companies, including Architel Systems Corporation, which was acquired by Nortel Networks in 2000. Prior to Architel, Mr. Haar was in private practice at Skadden, Arps, Slate, Meagher & Flom LLP in Toronto, Ontario and at Shearman & Sterling LLP in New York, New York.

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Michelle Hall (Executive Vice President, Human Resources)

Ms. Hall was appointed as Executive Vice President, Human Resources in 2012 after serving as Senior Vice President, People since 2010. She oversees the development and implementation of the Corporation’s human resources’ strategy. Previously she served as Senior Vice President, People for a predecessor Canwest LP entity from 2008 to 2010 and Vice President, Human Resources of the Canadian operations of Canwest Media Inc. between 2005 and 2008. Prior to joining Canwest, Ms. Hall held senior level human resources roles at a variety of organizations, most recently at the Canada Life Assurance Company.

Gordon Fisher (President National Post and Executive Vice President, Reader Revenue and Manufacturing)

Mr. Fisher was appointed President National Post and Executive Vice President, Reader Revenue and Manufacturing in August 2015. Prior to that, Mr. Fisher served as President, Pacific Newspaper Group of Postmedia beginning in January 2013 and President of National Post and the Executive Vice President, Eastern Canada of Postmedia beginning in July 2010. Previously, he served as Publisher of the National Post under a predecessor Canwest LP entity. Mr. Fisher has an extensive media background. He has held a number of senior executive positions in many Canadian cities on both the editorial and business sides of the media industry. Prior to his appointment as Publisher of the National Post, Mr. Fisher served as President, News and Information, Canwest Global Communications Corp., with responsibilities covering newspaper, television and digital information. Other responsibilities of note include roles as editor-in-chief, general manager and publisher of the Ottawa Citizen; publisher of the Kingston-Whig Standard and managing editor of the Vancouver Sun.

Gillian Akai (Vice President, Legal Affairs and Corporate Secretary)

Ms. Akai was appointed to the role of Vice President, Legal Affairs and Corporate Secretary in July 2010. Previously she served as Director, Legal Affairs/Legal Counsel for Canwest Media Inc. from April 2006 to July 2010. Ms. Akai was previously in private legal practice in the Toronto office of Fraser Milner Casgrain LLP (now Dentons LLP).

Cease Trade Orders or Bankruptcies

Other than as described below, no director, nominee or executive officer of Postmedia is, or within ten years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below, to the knowledge of the Corporation, no director, nominee or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

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On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Mr. Godfrey, the President and Chief Executive Officer of Postmedia, and Mr. Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb, and Ms. Hall were executive officers of certain of the LP Entities or one of the LP Entities’ wholly-owned subsidiaries. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the CCAA. Postmedia acquired substantially all of the newspaper and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA. On April 24, 2013, the Ontario Superior Court of Justice made an order terminating the CCAA proceedings of the LP Entities.

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity) from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the United States Bankruptcy Code (“USBC”) in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Mr. Lodge served as a director to Source Home Entertainment, LLC (“Source”), a Delaware limited liability company that filed a voluntary petition under Chapter 11 of the USBC on June 23, 2014. Source remains under the protection of the Delaware Bankruptcy Court as it proceeds with its restructuring.

Mr. Nisenholtz was appointed to the Board of Trustees of Yellow Pages Income Fund, a predecessor of Yellow Media Inc., on May 9, 2006. Upon the conversion of the fund into a Canadian corporation on November 1, 2010, Mr. Nisenholtz became a director of Yellow Media Inc. Yellow Media Inc. announced a recapitalization on July 23, 2012 which was implemented and became effective on December 20, 2012 ( the “Yellow Media Recapitalization”).

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The Yellow Media Recapitalization was implemented in accordance with a court approved Plan of Arrangement under the CBCA pursuant to which the former securities of Yellow Media Inc. and all entitlements relating thereto were exchanged and cancelled for, as applicable, cash and common shares and warrants of Yellow Media Limited, and new senior secured notes and new senior subordinated exchangeable debentures of YPG Financing Inc. (formerly known as Yellow Media Inc.). YPG Financing Inc. is a wholly-owned subsidiary of Yellow Media Limited. The Yellow Media Recapitalization reduced the corporation’s debt, including preferred shares, by approximately $1.5 billion.

Penalties or Sanctions

To the knowledge of the Corporation, no director, nominee or executive officer or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Pursuant to a nominating agreement, GoldenTree has the right to select one individual to be nominated to serve as a director on the Board, see “Interest of Management and Others in Material Transactions – Nominating Agreement”. GoldenTree’s current nominee on the Board is Mr. Shapiro, who is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. GoldenTree’s proposed nominee for election to the Board at the Meeting is Mr. Lodge, who is a Partner at GoldenTree. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 U.S.A. GoldenTree, and certain investment funds for which it serves as investment advisor, own: (a) 146,694,259 Variable Voting Shares as of November 17, 2015; (b) a portion of the First-Lien and Second-Lien Notes, both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest.

Share Ownership Guidelines

The Board has adopted share ownership guidelines for directors. Each non-executive director is required to acquire Shares having a value of three times the base annual director fees, which at this time amounts to $360,000. Non-executive directors are expected to achieve this level of ownership within five years from the date they became directors. Directors may apply DSUs which they have received or earned or are owing to them towards this minimum equity ownership requirement, but only to the extent that such DSUs have vested. Directors may also apply shares that are beneficially owned by them or a family member towards this minimum equity ownership requirement. Directors who are nominated by a Shareholder pursuant to a nominating agreement with the Corporation may apply Shares held by such nominating Shareholder and its affiliates towards this minimum share ownership requirement. To determine whether a director has met this minimum share ownership level, Shares and DSUs will be valued at the greater of: (a) their value at the time of acquisition or grant; and (b) the current market price of the applicable Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Corporation is involved in various legal claims arising in the ordinary course of its newspaper and digital media and online businesses. The majority of these claims are brought pursuant to defamation legislation in the province of publication. The Corporation maintains a multi-media liability insurance policy in respect of defamation claims. Subject to the terms and conditions of that policy, and the insurer’s coverage position in respect of individual claims, the resolution of these matters is not expected to have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form, including the agreements described below, to the knowledge of the directors and executive officers of Postmedia, no “informed person” (as defined in National Instrument 51-102) or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with the Corporation since September 1, 2012 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or its subsidiaries.

GoldenTree

Registration Rights Agreement

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal Shareholder. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the Shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any Shareholder meeting at which directors of Postmedia are being elected. GoldenTree’s current nominee on the Board is Mr. Shapiro and its proposed nominee for election to the Board at the upcoming Meeting is Mr. Lodge, who is a Partner at GoldenTree. Upon termination of the nominating agreement; the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

First-Lien Notes and Second-Lien Notes

GoldenTree and certain investment funds for which it serves as investment advisor own Variable Voting Shares and a portion of the First-Lien Notes and the Second-Lien Notes, see “Directors and Officers – Conflicts of Interest”.

Standby Purchase Agreement

In connection with the Sun Acquisition, on October 6, 2014, Postmedia entered into a standby purchase agreement with its largest Shareholder, GoldenTree (the “Standby Purchase Agreement”), pursuant to which GoldenTree agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. GoldenTree was paid $7.1 million for acting as standby purchaser under the Standby Purchase Agreement. See “General Development of the Business – History of the Corporation” for a discussion of the Sun Acquisition and the Rights Offering.

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Canso

Conversion Restriction Agreement

In December 2014, Canso announced that certain investment funds and accounts over which it had control or direction acquired 3,325,827 Variable Voting Shares (which, if converted into Voting Shares would have represented 77.90% of the total outstanding Voting Shares at that time). The Corporation entered into a conversion restriction agreement with Canso dated as of December 11, 2014 (the “Conversion Restriction Agreement”), pursuant to which Canso has agreed that during the term of the agreement it and its affiliates and any accounts over which it or its affiliates exercise control or direction and any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) will not convert any of the Variable Voting Shares beneficially owned by any member of the Canso Group or over which any member of the Canso Group exercises control or direction (including, without limitation, any Variable Voting Shares over which beneficial ownership or control or direction is acquired following the date of such agreement) into Voting Shares, where the Voting Shares acquired upon such conversion, together with the Voting Shares beneficially owned by members of the Canso Group or over which members of the Canso Group exercise control or direction, represent in the aggregate 20% or more of the outstanding Voting Shares on a post-conversion basis (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), without the prior written consent of the Corporation, which consent may be withheld at the Corporation’s sole discretion. The Conversion Restriction Agreement may only be terminated (i) with the mutual consent of the Corporation and Canso or (ii) following the termination of the Postmedia Rights Plan or the redemption of the rights thereunder (other than a redemption by the Board under certain circumstances).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts, other than contracts in the ordinary course of business, and material contracts in the ordinary course of business required to be listed, that the Corporation or a subsidiary of the Corporation has entered into since September 1, 2014 or prior thereto but still in effect:

(a)	The indenture, including each supplemental indenture, referred to under “Indebtedness – First-Lien Notes Indenture”.

(b)	The indenture, including each supplemental indenture, referred to under “Indebtedness – Second-Lien Notes Indenture”.

(c)	The ABL Facility credit agreement referred to under “Indebtedness – ABL Facility”.

(d)	The registration rights agreement referred to under “Interest of Management and Others in Material Transactions – Registration Rights Agreement”.

(e)	The nominating agreement referred to under “Interest of Management and Others in material Transactions – Nominating Agreement”.

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(f)	The Purchase Agreement referred to under “General Development of the Business – History of the Corporation”.

(g)	The Subscription Agreement referred to under “General Development of the Business – History of the Corporation”.

(h)	The Subscription Receipt Indenture referred to under “General Development of the Business – History of the Corporation”.

(i)	The Standby Purchase Agreement referred to under “Interest of Management and Others in Material Transactions – Standby Purchase Agreement”.

(j)	The Conversion Restriction Agreement referred to under “Interest of Management and Others in Material Transactions – Conversion Restriction Agreement”.

INTERESTS OF EXPERTS

The Corporation’s independent auditors are PricewaterhouseCoopers LLP who have issued an independent auditors’ report dated October 21, 2015 in respect of the Corporation’s consolidated statements of financial position as at August 31, 2015 and 2014 and the consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in equity (deficiency) and consolidated statements of cash flows for each of the three years in the period ended August 31, 2015. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Audit Committee’s charter as at October 21, 2015 is attached as Schedule A.

Composition of the Audit Committee

The members of the Corporation’s Audit Committee are:

Robert Steacy (Chairperson)	Independent(1)	Financially literate(2)
Charlotte Burke	Independent(1)	Financially literate(2)
Jane Peverett	Independent(1)	Financially literate(2)
Graham Savage	Independent(1)	Financially literate(2)

Notes:

(1)	Pursuant to NI 52-110, a member of an audit committee is Independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee are set forth below:

•	Robert Steacy (Chair) – Prior to his retirement in 2005, Mr. Steacy was the Executive Vice President and Chief Financial Officer of Torstar Corporation and had been its Senior Financial Officer for 16 years. In that capacity, he was responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, tax, treasury functions and internal audit). Mr. Steacy has been a Chartered Professional Accountant since 1976 (Institute of Chartered Professional Accountants of Ontario) and currently sits on the board of directors of Cineplex Inc. and is the chairman of the board of Domtar Corporation. He also currently serves as chair of the audit committee for Cineplex Inc. Mr. Steacy has previously served as chair of the audit committees for each of Domtar Inc. and Somerset Entertainment Income Fund and sat on the Audit Committee of Canadian Imperial Bank of Commerce and Alliance Atlantis Communications Inc. He earned his B.Comm from Queens University in 1973.

•	Charlotte Burke – Ms. Burke holds a Master of Business Administration from Harvard Business School and a Bachelor of Business Administration in Accounting from Acadia University.

•	Jane Peverett - Ms. Peverett was President and Chief Executive Officer of the BC Transmission Corporation having previously served as its Chief Financial Officer. Ms. Peverett was also President and Chief Executive Officer of Union Gas Limited having previously served as its Chief Financial Officer. Ms. Peverett currently serves as chair of the audit committee for each of Canadian Imperial Bank of Commerce and Encana Corporation. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants.

•	Graham Savage – Mr. Savage has 38 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company. He has been a member of many board audit committees, many of which he chaired. Mr. Savage holds an undergraduate degree and an M.B.A. from Queen‘s University.

Pre-Approval Policies and Procedures

We have adopted a policy requiring Audit Committee pre-approval of audit and non-audit services. Specifically, the Audit Committee is required to pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies), with such responsibility delegated to the Chairman of the Audit Committee to pre-approve up to $250,000 of audit fees beyond the approved annual audit fee if approval of such fees is required between meetings of the Audit Committee.

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External Auditor Service Fees

The following table summarizes the fees billed by the Corporation’s external auditors for Fiscal 2015 and Fiscal 2014 for audit and non-audit related services provided to the Corporation and its subsidiaries:

Year	Audit Fees		Audit Related Fees		Tax Compliance Fees	All Other Fees
Fiscal 2015	$726,000	(1)	$68,800	(2)	$26,250	$266,050	(3)
Fiscal 2014	$575,000		$74,500	(2)	$7,500	$524,000	(4)

Notes:

(1)	The increase in audit fees relates to the additional work required as a result of the properties acquired as part of the Sun Acquisition.
(2)	Includes fees incurred in connection with the audit of the Corporation’s pension plan financial statements, fees incurred with respect to specified procedures on internal controls and Canadian Public Accountability Board fees.
(3)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition, the Rights Offering and related translation services.
(4)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Other information, including information on the remuneration and indebtedness of directors and officers, the principal holders of Postmedia’s securities, securities authorized for issuance under equity compensation plans, where applicable is contained in the management information circular prepared in connection with the Meeting for the year ending August 31, 2015. Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 which is available on SEDAR at www.sedar.com.

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SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

POSTMEDIA NETWORK CANADA CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company;

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the Company’s independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks of the Company’s business (the “Risks”);

•	oversight and coordination of the enterprise risk management process; and

•	the performance of the Company’s Executive Vice President & Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s Executive Vice President & Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•	planning or conducting audits, or

•	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with the International Accounting Standards issued by the International Accounting Standards Board (“IFRS”).

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•	financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with IFRS; and

•	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competence and integrity.

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations, to itself resolve disagreements (if any) between senior management and the independent auditor or to assure compliance with applicable legal and regulatory requirements.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more independent individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

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Each of the members of the Audit Committee shall meet the independence requirements of any applicable legislation, regulatory requirements and policies, including, but not limited to, the independence requirements set out in section 1.4 and 1.5 of National Instrument 52-110 – Audit Committees and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

•	accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries[1] (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”[2] of the Company or any of its subsidiaries, or

•	concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•	Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, to the Board of Directors for shareholder approval as is required under applicable legislation and stock exchange requirements;

•	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors;

•	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting;

•	Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies), with such responsibility delegated to the Chairman of the Audit Committee to pre-approve up to $250,000 of audit fees beyond the approved annual audit fee if approval of such fees is required between meetings of the Audit Committee;

•	Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee;

•	Provide notice to the independent auditor of every meeting of the Audit Committee;

[1]	A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).
[2]	An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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•	Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor in respect of any such engagement that is reasonably expected to result in fees in excess of $25,000, with such responsibility delegated to the Chairman of the Audit Committee if approval of such engagements is required between meetings of the Audit Committee; and

•	At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Committee should, among other things, undertake the measures set forth in Appendix A to this Charter.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•	Meet with senior management and/or the independent auditor to review and discuss:

-	the planning and staffing of the audit by the independent auditor;

-	before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, financial information in the annual information form, Form 20-F and prospectuses, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and the reports of the Disclosure Committee with respect thereto, and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure;

-	if applicable, forward looking financial information and earnings guidance provided to analysts or market participants;

-	any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements;

-	all critical accounting policies and practices used;

-	all alternative treatments of financial information within IFRS that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

-	the use of “pro forma” or “adjusted” non-IFRS information;

-	the effect of new accounting pronouncements;

-	the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements;

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-	any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the President & Chief Executive Officer and/or the Executive Vice President & Chief Financial Officer for filing with applicable securities regulators; and

-	the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•	Review in advance public disclosure of financial information extracted or derived from the Company’s financial statements;

•	Review with the independent auditor:

-	the quality, as well as the acceptability of the accounting principles that have been applied;

-	any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication; and

-	any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or members of senior management.

Risks

The Audit Committee shall:

•	Recommend to the Board of Directors a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management to monitor, manage and report principal Risks;

•	At least semi-annually, obtain from senior management a report specifying the management of the financial, reporting and compliance risks of the Company including compliance with the ERM Process;

•	Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company;

•	Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements; and

•	Review the adequacy of insurance coverages maintained by the Company.

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Compliance

The Audit Committee shall:

•	Obtain certification from senior management of the Company that all amounts required to be withheld and remitted or paid by the Company under applicable laws and regulations for which directors may be statutorily liable, including, without limitation, all employee payroll taxes, have been remitted or paid;

•	Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies;

•	Review senior management’s written representations to the independent auditor;

•	Receive and review reports from senior management of the Company as to compliance with financial covenants stipulated in the debt instruments of the Company;

•	Review at least semi-annually with the Company’s General Counsel legal matters that may have a material impact on the financial statements and any material reports or inquiries received from regulators or governmental agencies;

•	Review periodically, on the initiative of the Disclosure Committee, the Company’s disclosure compliance policies, including the Timely Disclosure, Confidentiality and Insider Trading Policy and recommend such policies to the Board of Directors for approval; and

•	Establish procedures for:

-	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

-	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

MEETINGS

The Audit Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit Committee should strive to be at all meetings.

The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Company. The Audit Committee will also meet in camera at each of its regularly scheduled meetings. The Chair of the Audit Committee or the Board of Directors will determine whether it is necessary for the Audit Committee to meet in camera after any of its non-regularly scheduled meetings.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine. The powers of the Audit Committee may be exercised at a meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee. Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.

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Meetings of the Audit Committee shall be held from time to time and at such place as a member of the Audit Committee or the independent auditor may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Audit Committee.

Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Executive Vice President, Legal and General Counsel as a result of legislative or regulatory changes, the Audit Committee shall, in a manner it determines to be appropriate:

•	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter; and

•	Review and assess the adequacy of its Charter and the position description for its Chair and recommend to the Board of Directors any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Executive Vice President, Legal and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

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Appendix A

Qualifications, Performance and Independence of Independent Auditor

•	Review the experience and qualifications of the senior members of the independent auditor’s team;

•	Discuss with the independent auditor its internal quality-control procedures;

•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence;

•	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any);

•	Review and approve clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former independent auditor;

•	Review periodic reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors take appropriate action to satisfy itself of the independence of the independent auditor; and

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

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